

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
David McCann
Chairman
Fyffes plc
29 North Anne Street
Dublin 7, Ireland

> **Re:** **Fyffes plc**
> **Form 425**
> **Filed September 17, 2014**
> **File No. 001-01550**

Dear Mr. McCann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Slide 17

1. We note that you provided an "Illustrative Combined EBITDA Analysis" that includes various illustrative figures with respect to improvements in the Chiquita salad business and organic growth of ChiquitaFyffes. Please advise regarding your basis for selecting the illustrative figures related to the Chiquita salad business and organic growth of ChiquitaFyffes.

Slide 18

2. We note that the "Illustrative Share Price Analysis" uses an EV/EBITDA multiple range of 7.5x to 8.5x. Please advise regarding your basis for selecting this multiple range. Please note that we may further comment upon review of your response.

David McCann
Fyffes plc
September 22, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Mario A. Ponce, Esq.
        Simpson Thacher & Bartlett LLP